 Exhibit 99.1

Pembina Pipeline Corporation Reports Strong Results for the First Quarter 2022, Raises 2022 Guidance and Provides Business Update

First quarter results reflect strong marketing contribution and support revised full year outlook amidst growing sector activity

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, AB, May 5, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today its financial and operating results for the first quarter 2022.

Highlights

  Record Quarterly Results – delivered first quarter earnings of $481 million and record quarterly adjusted EBITDA of $1 billion, reflecting higher natural gas liquids and crude oil prices and margins, and rising volumes on key systems.
  Guidance Raised – 2022 adjusted EBITDA guidance range has been revised to $3.45 to $3.6 billion (previously $3.35 to $3.55 billion).
  Peace Pipeline Expansion Updates – the Phase VIII expansion has been reactivated and the Phase VII expansion is undergoing final commissioning and is expected to enter commercial service on June 1, 2022 ahead of schedule and under budget.
  New NEBC Producer Commitment – Pembina has entered into a 20-year midstream services agreement, for the transportation and fractionation of liquids, with a premier northeast British Columbia Montney producer.
  New Gas Processing Joint Venture – as previously disclosed, Pembina has entered into definitive agreements with affiliates of KKR & Co., Inc. (collectively, "KKR") to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity. Closing of the transaction is expected in the third quarter.
  Alberta Carbon Grid – during the first quarter, the Government of Alberta announced that the Alberta Carbon Grid has been successfully chosen to move to next stage of the Province's carbon capture, utilization and storage process in the industrial heartland.

Financial and Operational Overview

	3 Months Ended March 31
($ millions, except where noted)	2022	2021
Revenue	3,038	2,016
Net revenue(1)	1,154	999
Gross profit	858	630
Earnings	481	320
Earnings per common share – basic and diluted (dollars)	0.81	0.51
Cash flow from operating activities	655	456
Cash flow from operating activities per common share – basic (dollars)	1.19	0.83
Adjusted cash flow from operating activities(1)	700	582
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.27	1.06
Common share dividends declared	347	346
Dividends per common share (dollars)	0.63	0.63
Capital expenditures	179	127
Total volume (mboe/d)(2)	3,369	3,482
Adjusted EBITDA(1)	1,006	835

(1)	Refer to "Non-GAAP and Other Financial Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended March 31
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before	Adjusted EBITDA(2)
Pipelines	2,493	361	521	2,587	333	529
Facilities	876	246	281	895	187	269
Marketing & New Ventures(3)	—	221	268	—	67	90
Corporate	—	(195)	(64)	—	(164)	(53)
Total	3,369	633	1,006	3,482	423	835

(1)	Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP and Other Financial Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis dated May 5, 2022 for the three months ended March 31, 2022 for further information.

For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Financial & Operational Highlights

Adjusted EBITDA

Change in First Quarter Adjusted EBITDA ($ millions)(1)

Adjusted EBITDA - Change in First Quarter Adjusted EBITDA ($ millions)(1) (CNW Group/Pembina Pipeline Corporation)

(1)	Refer to "Non-GAAP and Other Financial Measures".

In the first quarter, Pembina reported record quarterly adjusted EBITDA of $1 billion, representing a 20 percent increase over the same period in the prior year. The first quarter was positively impacted by stronger marketing results due to higher margins on NGL and crude oil sales and lower realized losses on commodity-related derivatives, combined with a higher share of profit from Aux Sable. Adjusted EBITDA also benefited from higher volumes in combination with higher tolls on the Peace Pipeline system; higher recoverable costs on the Horizon Pipeline related to extensive slope mitigation; contributions from the Prince Rupert Terminal coming into service in March 2021; and a higher share of profit from Veresen Midstream, due to the Hythe Developments entering service in March 2021 and higher volumes at the Dawson Assets. These positive factors were partially offset by lower contracted volumes on the Nipisi and Mitsue pipeline systems, due to the expiration of contracts; a lower contribution from Ruby Pipeline; and higher general and administrative costs, due to higher long-term incentives driven by an increase in Pembina's share price compared to the prior period and Pembina's performance relative to peers.

Earnings

Change in First Quarter Earnings ($ millions)(1)(2)

Earnings - Change in First Quarter Earnings ($ millions)(1)(2) (CNW Group/Pembina Pipeline Corporation)

(1)	Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives include gross profit less realized and unrealized losses on commodity-related derivative financial instruments.
(2)	Other includes other expenses and corporate.

In the first quarter, Pembina recorded earnings of $481 million, which represents a 50 percent increase relative to the same period in the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, earnings were positively impacted by lower impairments and a higher unrealized gain on commodity-related derivatives for certain gas processing fees tied to AECO prices. First quarter earnings were negatively impacted by higher income tax expense and a lower share of profit from Ruby Pipeline.

Cash Flow From Operating Activities

Cash flow from operating activities of $655 million for the first quarter represents an increase of 44 percent over the same period in the prior year. The increase was primarily driven by an increase in operating results after adjusting for non-cash items, higher distributions from equity accounted investees, and a change in non-cash working capital, partially offset by increases in taxes paid, share-based compensation payments, and net interest paid. On a per share (basic) basis, cash flow from operating activities increased by 43 percent due to the same factors.

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities of $700 million represents a 20 percent increase over the same period in the prior year. The increase was due to the factors impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, taxes paid, and share-based compensation payments, partially offset by higher current tax expense and an increase in accrued share-based payments. On a per share (basic) basis, adjusted cash flow from operating activities increased by 20 percent due to the same factors.

Volumes

Total volumes of 3,369 mboe/d for the first quarter represent a decrease of approximately three percent over the same period in the prior year. The decrease was the result of lower volumes in both the Pipelines and Facilities divisions due to contract expirations, offset by higher volumes on certain systems and new assets placed into service, as well as other factors as discussed in further detail below.

Divisional Highlights

  Pipelines had reportable segment earnings before tax in the first quarter of $361 million, representing an eight percent increase over the same period in the prior year. The increase was largely due to higher volumes on the Peace Pipeline system, as higher crude oil and NGL market prices resulted in increased upstream activities, in combination with higher tolls, largely due to inflation; higher recoverable costs from Horizon Pipeline System, due to extensive slope mitigation; and lower impairment charges. These factors were partially offset by a lower share of profit from Ruby, and the expiration of contracts on the Nipisi and Mitsue pipeline systems.

  Pipelines reported adjusted EBITDA for the first quarter of $521 million, representing a two percent decrease compared to the same period in the prior year. The decrease was due to the same items impacting reportable segment earnings before tax, discussed above, net of the decrease in impairments, as well as a lower contribution from Ruby due to contract expirations that occurred in mid-2021.

  Pipelines volumes of 2,493 mboe/d in the first quarter represent a four percent decrease compared to the same period in the prior year. The decrease largely was driven by lower contracted volumes on the Nipisi and Mitsue pipeline systems and on the Ruby Pipeline, combined with lower volumes on the Alberta Ethane Gathering System due to third party outages, partially offset by higher volumes on the Peace Pipeline and the Drayton Valley Pipeline.
  Facilities had reportable segment earnings before tax in the first quarter of $246 million, which represents a 32 percent increase over the same period in the prior year. Certain gas processing fees that are tied to AECO prices were positively impacted by the increase in the AECO price, resulting in an increase in the realized and unrealized gain on commodity-related derivatives compared to the prior period. The first quarter of 2022 was also positively impacted by a full quarter contribution from the Prince Rupert Terminal, which was placed into service in March 2021, as well as a higher share of profit from Veresen Midstream due to the Hythe Developments going into service in March 2021 and higher volumes at the Dawson Assets. These positive factors were partially offset by higher non-recoverable operating expenses.

  Facilities reported adjusted EBITDA of $281 million for the first quarter, representing a four percent increase over the same period in the prior year. The increase was primarily due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized gains on commodity-related derivatives.

  Facilities volumes of 876 mboe/d in the first quarter represent a two percent decrease compared to the same period in the prior year. The quarterly decrease is largely due to lower volumes from NGL services, partially offset by higher volumes at Veresen Midstream at the Dawson Assets and from the Hythe Developments going into service in March 2021.
  Marketing & New Ventures had first quarter reportable segment earnings before tax of $221 million, representing a 230 percent increase over the same period in the prior year. Improvements in commodity market prices, including NGL, crude oil and condensate, contributed to a significant quarter-over-quarter increase in results for the marketing business. Contributions were made by NGL marketing where higher margins resulted when seasonable inventories built up during the second and third quarters of 2021 were sold during the first quarter of 2022 in a higher price environment. In addition, crude oil marketing realized strong blending margins due to the rapidly rising crude oil price environment.

  Reportable segment earnings before tax benefited from higher margins due to higher NGL and crude oil market prices; a lower realized loss on commodity-related derivatives compared to the same period in the prior year; and a higher share of profit from Aux Sable as a result of higher NGL margins, partially offset by the impact of a narrower AECO-Chicago price differential. First quarter reportable segment earnings before tax were negatively impacted by a higher unrealized loss on commodity-related derivatives.

  Marketing & New Ventures reported first quarter adjusted EBITDA of $268 million, which represents a 198 percent increase compared to the first quarter of 2021. The increase was due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized loss on commodity-related derivatives.

  Marketed NGL volumes of 206 mboe/d in the first quarter represent a seven percent decrease compared to the same period in the prior year. Marketed NGL volumes decreased largely due to lower propane sales during the first quarter of 2022 compared to the first quarter of 2021 when Pembina monetized storage positions that were built up during the second and third quarters of 2020, combined with lower ethane sales caused by third-party outages.

Executive Overview

The first quarter of 2022 delivered a tremendous start to the year. Financial and operating results, including record quarterly adjusted EBITDA, reflect a strong contribution from Pembina's marketing business, growing volumes on many key systems and new assets recently placed into service. Our growing optimism over the future of the Western Canadian Sedimentary Basin ("WCSB") remains intact and the positive discussions we have been having with customers over the past year are translating into contracting success and long-term commitments for future volumes to support higher utilization of Pembina's existing asset base as well as accretive and capital efficient new growth projects.

Physical volumes on Pembina's conventional pipeline systems continue to grow and serve as a good proxy for Pembina's broader business and the WCSB in general. Physical volumes in the first quarter of 2022 increased nearly five percent compared to the first quarter of 2021 and that trend has continued into April, with physical volumes reaching an all-time monthly high.

Pembina is continuing to realize the financial benefits of growing volumes, however incremental volumes are also leading to constraints on certain segments of the Peace Pipeline. Therefore, we are pleased with the upcoming placement into service of the Phase VII Peace Pipeline Expansion ("Phase VII"), the reactivation of the Phase VIII Peace Pipeline Expansion ("Phase VIII") and continued construction progress on the Phase IX Peace Pipeline Expansion ("Phase IX"), each of which is discussed in more detail below and collectively will allow Pembina to continue to provide industry-leading transportation service to our producing customers in a highly capital efficient manner.

The first quarter was also highlighted by the announcement that Pembina and KKR will combine their respective western Canadian natural gas processing assets into a single, new joint venture entity. We also were pleased to announce our intention to increase Pembina's common share dividend $0.0075 per share per month, or 3.6 percent upon closing of this transaction, which we expect in the third quarter of 2022.

Guidance Update

Pembina has raised its 2022 adjusted EBITDA guidance range to $3.45 to $3.6 billion (previously $3.35 to $3.55 billion). Relative to Pembina's initial guidance, the revised outlook for 2022 primarily reflects stronger marketing results, as a result of higher expected NGL and crude oil prices, partially offset by higher realized hedging losses. In addition, the revised outlook reflects the removal of Ruby Pipeline adjusted EBITDA from April 1 through the remainder of 2022 pending resolution of the Chapter 11 process, as well as the impact of a higher long-term share-based incentive expense given the increase in Pembina's share price. Current guidance does not include the impact of the Newco transaction.

Cash flow from operating activities is expected to exceed dividends and the capital investment program in 2022. As previously disclosed, Pembina expects to allocate a portion of the excess towards common share repurchases, with the balance available for incremental capital investment, debt repayment, or additional distribution to shareholders. As of the current date and including shares repurchased in December 2021, Pembina has completed $58 million towards its 2022 target.

Business Update

Northeast British Columbia ("NEBC") Producer Commitments

Pembina has entered into a 20-year midstream services agreement for the transportation and fractionation of liquids from ConocoPhillips Canada's ("CPC") Montney development in NEBC. Under the arrangement, which was preceded by the previously announced exclusivity agreement, and subject to certain exclusions, CPC has dedicated liquids production from the majority of its acreage within the liquids-rich NEBC region of the Montney resource play. Any new firm transportation and fractionation services provided by Pembina in respect of liquids production will be supported by long-term, take-or-pay agreements at competitive market rates.

"ConocoPhillips Canada continues to pursue innovative solutions to improve netbacks and overall returns," said ConocoPhillips Canada president Bij Agarwal. "We value our established mutually beneficial working relationship with Pembina and look forward to working together to realize the full potential of our significant Montney asset."

Pembina is in the process of building out its network of pipeline capacity with its phased Peace Pipeline expansions, which will provide CPC and NEBC region producers with liquids egress when required. Under the dedication, further infrastructure development remains contingent upon CPC requesting service, as well as any environmental and regulatory approvals that may be required. Beyond the Phase VII, Phase VIII and Phase IX expansions, no significant additional capital expenditures are expected to initially be required to transport incremental volumes. Longer-term capital requirements will be aligned with the scope and timing of CPC's development.

In addition, as previously disclosed, Pembina recently executed a new agreement with a second Montney producer, which commits to Pembina volumes from a multiphase development of the producer's NEBC Montney acreage, on a take-or-pay basis, upon the acreage being developed. The agreement provides the producer with certainty of transportation egress from this key area for their future development and access to the remainder of Pembina's integrated value chain.

Finally, Pembina has finalized commercial terms with a third leading Montney producer regarding significant long-term NEBC volume commitments and expects commercial agreements to be signed by mid-2022.

"These agreements are exciting opportunities to further strengthen Pembina's relationship with premier NEBC producers in a strategically important region. They highlight Pembina's advantages in the face of increasing competition for Montney volumes and demonstrate the value our customers continue to place on our already in-place assets, strong track record of safety and reliability, competitive fees and integrated service offering," said Pembina's Jaret Sprott, Senior Vice President & Chief Operating Officer.

Pembina is poised to benefit from a promising outlook for NEBC development. As a result of these long-term commitments and the agreements that have been executed, or are anticipated to be executed later this year, Pembina expects to have secured the transportation rights to a significant portion of forecasted future growth in the NEBC Montney, which collectively will support improved utilization of its existing assets as well as capital efficient expansion projects into the future.

Peace Pipeline Expansions

Phase VIII Peace Pipeline Expansion

As a result of the commitments secured and ongoing conversations with other customers, Pembina is pleased to be reactivating the previously deferred Phase VIII, which will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from the central Montney area at Gordondale, Alberta, into the Edmonton, Alberta area for market delivery. Based on the significant long-term commitments from leading NEBC producers discussed above, we have clear visibility to the demand for incremental capacity in this region and as a result we are confident in the decision to reactivate Phase VIII at this time.

The scope of Phase VIII has been optimized to align with current system constraints and forecasted future demand and redeploys certain infrastructure from the original Phase VII project scope. Phase VIII will include new 10 and 16-inch pipelines, totaling approximately 150 kilometers, in the Gordondale to La Glace corridor of Alberta, as well as additional new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. This project will add approximately 235,000 barrels per day ("bpd") of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65,000 bpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta.

The project has an estimated cost of approximately $530 million, which relative to the original $500 million cost estimate, reflects the optimized scope and the net effect of cost increases due to market factors and cost savings arising from value engineering. Phase VIII is anticipated to be placed into service in the first half of 2024. Approximately $75 million had been spent on this project at the end of 2021, with an incremental $100 million expected to be spent in 2022.

Completion of the Phase VIII and Phase IX expansions will enable full segregation of LVP and HVP products along the Peace Pipeline system, thereby enabling further system optimization opportunities due to the reduction of batching and need for quality management. This optimization, along with other continuous improvement activities, could create material incremental capacity with minimal capital spending.

Phase VII Peace Pipeline Expansion

Construction and line fill of Phase VII are complete and final commissioning is underway. Phase VII is expected to be approximately $150 million under budget and is expected to enter commercial service on June 1, 2022. Phase VII was constructed to provide transportation for the growing condensate supply in the WCSB and will divert condensate off of the existing LaGlace-Kakwa-Fox Creek corridor, creating additional firm capacity for Pembina's customers.

Pembina continues to have the ability to add approximately 200,000 bpd of capacity to its market delivery pipelines from Fox Creek, Alberta to Namao, Alberta through the relatively low-cost addition of pump stations on these mainlines, bringing the total capacity of the Peace and Northern pipelines to 1.3 million bpd.

Alliance Pipeline Open Season

Recent contracting success continues to highlight the value of Alliance's reliable and highly competitive access to mid-western U.S. gas markets, and as a conduit to the Gulf Coast and its robust liquefied natural gas market.

During the first quarter of 2022, Alliance offered six open seasons to the market. One of the open seasons was for Canadian long-term firm service which resulted in an incremental 75 MMcf/d of long-term firm service, with service commencing in November 2022, for a volume averaged weighted term of 7.6 years. The remaining open seasons were for Canadian short-term firm service (terms of 364 days or less), which secured contracts at a volume weighted average toll of approximately 120 percent of long-term firm Alliance tolls in Canada for November 2022 onward.

Recent open seasons have resulted in Alliance being contracted over 90 percent for the current gas year and 75 percent for the next gas year.

Projects and New Developments

Pipelines

  As discussed above, the Phase VII Peace Pipeline Expansion is expected to enter commercial service on June 1, 2022 ahead of schedule and under budget and Pembina has reactivated the Phase VIII Peace Pipeline Expansion.
  The Phase IX Peace Pipeline Expansion includes new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta, as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines. Phase IX also includes a pump station in the Wapiti-to-Kakwa corridor. Clearing activities are complete and mainline pipe delivery and construction are expected to commence in June. The Phase IX Peace Pipeline Expansion remains on-time and on-budget with an estimated cost of approximately $120 million and an expected in-service date in the fourth quarter of 2022.
  As described further below, on March 31, 2022, Ruby Pipeline, LLC voluntarily filed for relief under Chapter 11 of the U.S. Bankruptcy Code.

Facilities

  On March 1, 2022, Pembina announced that it has entered into definitive agreements with KKR to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity ("Newco"). Pembina will hold a 60 percent interest in Newco and serve as its operator and manager, while KKR's global infrastructure funds will hold the remaining 40 percent interest in Newco.

  Pembina will contribute to Newco its field-based gas processing assets, which include the Cutbank Complex, the Saturn Complex, the Resthaven Facility, the Duvernay Complex and the Saskatchewan Ethane Extraction Plant, as well as its 45 percent interest in Veresen Midstream. Pembina's Empress, Younger and Burstall assets will be excluded from the transaction and Pembina will retain its current ownership position in respect of such assets.

  KKR will contribute its 55 percent interest in Veresen Midstream to Newco, as well as the 49 percent interest in Energy Transfer Canada ULC ("ETC") that it currently owns. Newco has also agreed to acquire the remaining 51 percent interest in ETC from an affiliate of Energy Transfer LP, aligning ownership of those assets and driving additional efficiencies within Newco. The contribution of Pembina's and KKR's assets to Newco, and Newco's acquisition of the remaining 51 percent interest in ETC, are cross-conditional upon each other and will occur concurrently. As part of the transaction, Pembina and KKR intend to dispose of Newco's non-operated interest in the Key Access Pipeline System following closing of the transaction, subject to receiving acceptable purchase terms through the sale process. Closing is expected to occur in the third quarter of 2022.
  Construction of the Empress Cogeneration Facility is progressing and the project remains ahead of schedule and on-budget with an estimated cost of approximately $120 million and an expected in-service date in the fourth quarter of 2022.
  Subsequent to quarter end, after careful consideration Pembina made the decision to not proceed with the previously deferred expansion of Prince Rupert Terminal at this time. This decision was informed by a refreshed evaluation of market dynamics that included customer demand, shipping costs, and North American and international pricing. Given the outlook for strong domestic propane prices and new propane demand sources under development within the WCSB, Pembina believes it can provide customers with a more capital efficient offering that still achieves high netbacks. Pembina's advantaged unit train capabilities along with its current Prince Rupert Terminal provide customers a diversified portfolio of markets, without the additional international egress from an expansion. Pembina will continue to evaluate and enhance its portfolio of propane sales options and will consider future expansion opportunities as market conditions evolve.

Marketing & New Ventures

  Pembina and TC Energy intend to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system, which will enable Alberta-based industries to effectively manage their greenhouse gas emissions, contribute positively to Alberta's lower-carbon economy and create sustainable long-term value for Pembina and TC Energy stakeholders. During the first quarter, the Government of Alberta announced that the Alberta Carbon Grid has been successfully chosen to move to next stage of the Province's carbon capture, utilization and storage ("CCUS") process in the industrial heartland. As an open-access system, the Alberta Carbon Grid will be a significant component of Alberta's emerging CCUS industry, connecting key sequestration locations and delivery points across the province to serve multiple industries. When fully constructed, the system is designed with the potential capability of transporting and sequestering more than 20 million tonnes of CO2 annually, which would be equivalent to removing 7.5 million cars off the road each year. The project is part of Pembina's ongoing commitment to energy diversification and will support federal emissions targets to reduce CO2 and other greenhouse gas emissions by at least 40 percent compared to 2005 levels by 2030.
  Pembina has entered into a partnership agreement with the Haisla First Nation to develop the proposed Cedar LNG Project, a floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low–carbon, low-cost Canadian LNG for overseas markets. Cedar LNG's application for an Environmental Assessment Certificate was recently submitted to the British Columbia Environmental Assessment Office, moving the project into the 180-day application review phase. Cedar LNG has also entered into agreement for the front-end engineering and design of the Cedar LNG's proposed floating liquefaction, storage and offloading unit, and begun commercial discussions.

Financing Activity

  On March 8, 2022, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The NCIB commenced on March 10, 2022 and will terminate on March 9, 2023 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the notice of intention under the normal course issuer bid or at such time Pembina determines to no longer make purchases thereunder. During the quarter 600,000 common shares were repurchased for cancellation at an average price of $46.43 per share and a total cost of $28 million. As previously disclosed, Pembina repurchased $17 million of common shares in 2021. An additional $13 million of common shares were repurchased subsequent to the quarter, in April.
  On March 14, 2022, Pembina's $50 million senior unsecured medium term notes, Series 3A, matured and were fully repaid.
  Ruby Pipeline, L.L.C. ("Ruby Pipeline"), a wholly-owned subsidiary of Ruby, had U.S. $475 million principal amount of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). Although Ruby Pipeline has sufficient liquidity to operate its business, it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date of April 1, 2022. Accordingly, on March 31, 2022, Ruby Pipeline filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The risks and uncertainties surrounding the Chapter 11 proceedings raise substantial doubt as to Ruby Pipeline's ability to continue as a going concern.

  Pembina does not have any financial commitments or obligations in respect of the debts or obligations of Ruby Pipeline, including in respect of the 2022 Notes, nor is Pembina contractually obligated to provide any further contributions or funding to Ruby.

Dividends

  Pembina declared and paid dividends of $0.21 per common share in January, February and March 2022 for the applicable record dates.
  In connection with the Newco transaction with KKR, upon closing, and subject to approval and declaration by its Board of Directors, Pembina also intends to increase its common share dividend by $0.0075 per share per month, or 3.6 percent. The increase, if implemented, would reflect the expected immediate cash flow accretion from creation of the joint venture.
  Pembina declared and paid quarterly dividends per Class A Preferred Share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.268875; and Series 21: $0.30625 to shareholders of record as of February 1, 2022. Pembina also declared and paid quarterly dividends per Class A Preferred Share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on March 15, 2022. Pembina also declared and paid quarterly dividends per Class A Preferred Share of Series 23: $0.328125; and Series 25: $0.325 to shareholders of record on January 32, 2022.

First Quarter 2022 Conference Call & Webcast

Pembina will host a conference call on Friday, May 6, 2022 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the first quarter of 2022. The conference call dial-in numbers for Canada and the U.S. are 647-792-1240 or 800-437-2398. A recording of the conference call will be available for replay until May 13, 2022 at 11:59 p.m. ET. To access the replay, please dial either 647-436-0148 or 888- 203-1112 and enter the password 1397681.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investors / Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1501650&tp_key=057312b160 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual Meeting of Common Shareholders

The Company will hold its Annual Meeting of Common Shareholders ("AGM") on Friday, May 6, 2022 at 2:00 p.m. MT (4:00 p.m. ET). The AGM will be held as a virtual-only meeting, which will be conducted via live webcast at
https://web.lumiagm.com/#/431537915. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time. For further information on Pembina's virtual AGM, kindly visit www.pembina.com.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including our operating segment outlooks and general market conditions for 2022 and thereafter; expectations about future demand for Pembina's infrastructure and services; expectations relating to new infrastructure projects, including the benefits therefrom and timing thereof; Pembina's sustainability, climate change and environmental, social and governance plans, initiatives and strategies, including expectations relating to Pembina's greenhouse gas emissions reduction target; Pembina's revised 2022 annual guidance, including the Company's expectations regarding its adjusted EBITDA; expectations relating to the joint venture transaction between Pembina and KKR, including the terms thereof, including the assets to be contributed by Pembina and KKR, the expected closing date and the anticipated benefits thereof to Pembina; the post-closing business and assets of Newco, including Pembina's role as manager and operator of Newco; the post-closing ownership of Newco; the acquisition by Newco of the remaining 51% interest in ETC, including the terms and expected timing thereof; the proposed disposition by Newco of the KAPS project, including the expected timing thereof; Pembina's future common share dividends, including Pembina's intention to increase the amount thereof following closing of the joint venture transaction with KKR; planning, construction and capital expenditure estimates, schedules, locations; expected capacity, incremental volumes, completion and in-service dates; rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's growth projects on its future financial performance and stakeholders; expectations regarding Pembina's commercial agreements, including the expected timing and benefit thereof; statements regarding the Company's intention to repurchase common shares, including the timing and magnitude thereof; expectations, decisions and activities related to the Company's projects and new developments; the impact of current and expected market conditions on Pembina; and statements regarding the Company's capital allocation strategy, including the 2022 capital expenditure program and expected future cash flows.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; the ability of Pembina and KKR to satisfy the conditions to closing of the joint venture transaction in a timely manner and substantially on the terms described herein; the ability of Newco to satisfy the conditions to closing of the acquisition of the remaining 51% interest in ETC in a timely manner and substantially on the terms described herein; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the ability of the Pembina and KKR to receive, in a timely manner, the necessary regulatory and other third-party approvals in connection with closing of the joint venture transaction; the ability of Pembina and KKR to satisfy, in a timely manner, the other conditions to the closing of the joint venture transaction; the ability of Newco to satisfy, in a timely manner, the conditions to closing of the acquisition of the remaining 51% interest in ETC; the failure to realize the anticipated benefits and/or synergies of the joint venture transaction following closing due to integration issues or otherwise; expectations and assumptions concerning, among other things: customer demand for Newco's assets and services; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; adverse actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in project assessment regulations, royalty rates, climate change initiatives or policies or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and Internationally, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks related to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital, and on acceptable terms; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 24, 2022 for the year ended December 31, 2021 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. In addition, the closing of the joint venture transaction may not be completed or may be delayed if Pembina's and KKR's respective conditions to the closing are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the joint venture transaction will not be completed within the anticipated timeline, on the terms currently proposed and disclosed in this news release or at all.

In respect of the forward-looking statements concerning the anticipated increase in Pembina's common dividend following completion of the joint venture transaction with KKR, Pembina has made such forward-looking statements in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, interest rates, margins and exchange rates; that future results of operations will be consistent with past performance, as applicable, and management expectations in relation thereto, including in respect of Newco's future results of operations; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including, but not limited to, future capital expenditures relating to expansion, upgrades and maintenance shutdowns; future cash flows and operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction or other costs related to current growth projects or current operations; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to requirements under applicable corporate laws in respect of declaring dividends at such time.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the revised 2022 adjusted EBITDA guidance contained herein as of the date of this news release. The purpose of our revised 2022 adjusted EBITDA guidance is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not defined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share. These non-GAAP financial measures and ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. The measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures, including disclosure of the composition of each non-GAAP financial measure, an explanation of how each non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated May 5, 2022 for the three months ended March 31, 2022 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021(1)	2022	2021	2022	2021(1)
Revenue	573	553	357	339	2,271	1,271	(163)	(147)	3,038	2,016
Cost of goods sold, including product purchases	—	—	—	4	1,967	1,097	(83)	(84)	1,884	1,017
Net revenue	573	553	357	335	304	174	(80)	(63)	1,154	999

(1)	Comparative 2021 period has been restated. See "Accounting Policies & Estimates - Restatement of revenue and cost of goods sold" section in Pembina's MD&A and Note 14 to Pembina's Interim Financial Statements for further details.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2021	2021	2022	2021	2022	2021
Earnings before income tax	361	333	246	187	221	67	(195)	(164)	633	423
Adjustments to share of profit from equity accounted investees and other	53	76	34	31	6	6	—	—	93	113
Net finance costs	7	13	6	6	(6)	(4)	102	89	109	104
Depreciation and amortization	99	104	55	46	11	13	12	12	177	175
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(60)	(1)	35	6	—	—	(25)	5
Transformation and restructuring costs	—	—	—	—	—	—	5	11	5	11
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	12	1	12	1
Impairment charges and non-cash provisions	1	3	—	—	1	2	—	(2)	2	3
Adjusted EBITDA	521	529	281	269	268	90	(64)	(53)	1,006	835
Adjusted EBITDA per common share – basic (dollars)									1.83	1.52

2022 Adjusted EBITDA Guidance

The equivalent historical non-GAAP measure to 2022 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2021.

12 Months Ended December 31, 2021	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss) before income tax	917	715	391	(358)	1,665
Adjustments to share of profit from equity accounted investees and other	286	135	23	—	444
Net finance costs (income)	29	35	(8)	394	450
Depreciation and amortization	413	214	50	46	723
Unrealized gain on commodity-related derivative financial instruments	—	(38)	(35)	—	(73)
Canadian Emergency Wage Subsidy	—	—	—	3	3
Transformation and restructuring costs	—	—	—	47	47
Transaction costs incurred in respect of acquisitions	—	—	—	31	31
Arrangement Termination Payment	—	—	—	(350)	(350)
Impairment charges and non-cash provisions	457	36	(1)	1	493
Adjusted EBITDA	2,102	1,097	420	(186)	3,433
Adjusted EBITDA per common share – basic (dollars)					6.24

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2021	2021	2022	2021
Share of profit from equity accounted investees	40	47	24	18	22	6	86	71
Adjustments to share of profit from equity accounted investees:
Net finance costs	11	17	8	8	—	—	19	25
Depreciation and amortization	40	54	26	23	6	6	72	83
Share of earnings in excess of equity interest(1)	2	5	—	—	—	—	2	5
Total adjustments to share of profit from equity accounted investees	53	76	34	31	6	6	93	113
Impairment charges and non-cash provisions	—		—	—	—	—	—	—
Adjusted EBITDA from equity accounted investees	93	123	58	49	28	12	179	184

(1)	Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2022	2021
Cash flow from operating activities	655	456
Cash flow from operating activities per common share – basic (dollars)	1.19	0.83
Add (deduct):
Change in non-cash operating working capital	39	79
Current tax expense	(121)	(58)
Taxes paid, net of foreign exchange	152	128
Accrued share-based payment expense	(39)	(18)
Share-based compensation payment	45	32
Preferred share dividends paid	(31)	(37)
Adjusted cash flow from operating activities	700	582
Adjusted cash flow from operating activities per common share – basic (dollars)	1.27	1.06

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:14e 05-MAY-22